RBC RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

29.11.2[redacted]

06018987

RECEIVED
DEC 0 5 2006
WASH, D.C. 213 SECTION

SUPPL

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC General Director elected to the Board of Russian Union of Industrialists and Entrepreneurs'.
2. A press release: 'RBC convenes Board meeting to postpone the decision on IT divestment'.
3. A press release: 'RBC revises IT business spin-off time schedule'.

Sincerely yours,

p.p. [Maria Sorokina, IRO]

Natalia Makeeva
Chief Investor Relations Officer

PROCESSED
DEC 1 1 2006
THOMSON
FINANCIAL

PROCESSED

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
Internet: http://www.rbc.ru

RosBusinessConsulting

RBC revises IT business spin-off time schedule

Moscow, November 29, 2006 – The Board of Directors of OAO RBC Information Systems **(RTS, MICEX: RBCI)** has resolved to split the spin-off of RBC's IT assets into two stages. It has been decided that at the first stage the transfer of all RBC's IT assets to Armada will be put forward for approval. The Board has fixed the date for an EGM to vote on the issue for January 23, 2007.

The second step concerning the spin off of RBC's IT assets is paying out a special dividend to RBC shareholders in common stock of Armada (IT Division). A general shareholders' meeting will be summoned in February 2007 to approve this.

If both of these motions are approved by the Board of Directors and shareholders the anticipated milestone dates connected with the spin-off of the IT business of RBC will be:

- **December 1, 2006** – a meeting with analysts from investment banks to discuss the spin-off of RBC's IT business.
- **December 8, 2006** – the record date for the EGM.
- **December 22, 2006** – notice of the meeting to shareholders in OAO RBC Information Systems.
- **January 23, 2007** – general shareholders' meeting of OAO RBC Information Systems to consider the transfer of RBC's IT assets to Armada.
- **Middle of February 2007** - Board of Directors' meeting to convene an Annual General Shareholders' Meeting (AGM). The agenda of the AGM will include among other issues the question of distributing a special dividend to RBC shareholders for the financial year 2006 in common stock of Armada.
- On the date of the Board of Directors' meeting, RBC will publish a press release informing shareholders of the AGM and the date of record.
- The date of record will be any of the five days following the RBC Board meeting. The shareholders included in the registry on the date of record will be eligible to take part in the AGM and receive a special dividend in common stock of OAO Armada. **(Those entities or individuals who buy RBC shares after this date will not be eligible to receive dividends subject to approval of dividend distribution by the AGM).**
- **End of March 2007 – Beginning of April 2007** – 45 days after the Board meeting RBC will hold an AGM. The agenda will include the issue of paying out a special dividend to

RBC's shareholders for 2006, election of members of the Board of Directors, election of members of the Audit and Compliance Committee of the Company, appointment of the company's auditor and other issues required by law.

- **April – June 2007** – A share issue in the amount of 15% to 25% of the shares of OAO Armada and listing on one or several Russian stock exchanges.

The dates outlined in the schedule above as indicative will be specified as well as communicated to shareholders through official media resources.

Investor contact: Natalia Makeeva
Tel: + 7 495 363 1111, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com

RosBusinessConsulting

RBC convenes Board meeting to postpone the decision on IT divestment

Moscow, November 27, 2006 – Today OAO RBC Information Systems **(RTS, MICEX: RBCI)** has announced that it will hold a Board meeting on November 29, 2006 to postpone the date for making a decision by RBC shareholders on the divestment of IT assets via a special dividend payment.

The RBC Board will meet on November 29, 2006 to discuss a new timetable for the IT divestment. The company is planning to disclose related information via a press release and other official sources once the timetable is finalized, i.e. approximately in the following two weeks.

Investor contact: Natalia Makeeva
Tel: + 7 495 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

RBC RosBusinessConsulting

RBC General Director elected to the Board of Russian Union of Industrialists and Entrepreneurs

Moscow, November 24, 2006 – At a recent meeting in November 2006, the Executive Board of the Russian Union of Industrialists and Entrepreneurs (RSPP) elected RBC General Director Yury Rovensky as a member by a unanimous vote.

Alexander Shokhin, head of Union, praised RBC's contribution to the development of Russian business, commending the RBC TV business channel and various events arranged by RBC, including international conferences. Shokhin believes that a partnership between the RSPP and RBC may prove very fruitful.

The RSPP Executive Board counts company chiefs, public figures, and representatives of local and municipal executive and legislative authorities. The Board is the Union's standing collegial governing body responsible for general management issues between the Union Congresses.

The Russian Union of Industrialists and Entrepreneurs (Employers) is a nationwide Russian independent public organization which represents the interests of business circles. The Union sees its function as consolidating the efforts of both Russian industrialists and entrepreneurs with the purpose to create a more propitious business environment, raise the status of Russian business domestically and throughout the world, and facilitate economic modernization.

Investor contact: Natalia Makeeva
Tel: + 7 495 363 1111, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com